GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

APPOINTMENT OF NEW CEO OF GRAND TOYS
FORMER CEO TO REMAIN CHAIRMAN

Hong Kong - April 25, 2008. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced that Mr. Jeff Hsieh is retiring as Chief Executive Officer of the Company with immediate effect, but will remain Chairman of the Board and consultant to the Company, and that Mr. David Howell, the current Chief Financial Officer, has been appointed to replace him.

Mr. Hsieh said, "I am confident that the current management team has the experience and background to lead Grand on its next stage of development. I look forward to my active involvement at the Board level helping to shape the vision and strategy of the company but also look forward to turning over the day to day reins of the company to the current management team who are capable and ready to take on that responsibility. David Howell has the right background for the CEO role, especially given his long successful tenure at Radica, to transform Grand into a world class, branded, consumer products company. I have every confidence in him and his ability to lead this company."

In an additional change, Mr. Matthew Baile, currently, the Chief Executive Officer of the Company’s subsidiary, Hong Kong Toy Center Limited, has been promoted to Chief Operating Officer of the Company.

The Board of Directors would like to thank Mr. Hsieh for all of his many contributions to the Company and wishes Mr. Howell and Mr. Baile every success in their new positions.

Mr. Howell said “I look forward very much to working with Matthew and the rest of the management team here at Grand to enhance shareholder value and drive the Company’s business forward. I would also like to thank Jeff for all his help and leadership since I joined the Company, including the significant financial support he has provided to Grand and it’s subsidiaries in recent years.”

Grand Toys International Limited

David Howell has served as Chief Financial Officer since November 2007 and a Director of the Company since July 2007. Prior to that, Mr. Howell was an Executive Vice President and Chief Financial Officer of Radica Games Limited, then a Nasdaq-listed company from September 1995 through to its acquisition by Mattel Inc. in 2006. He was also President Asian Operations from December 1998 to October 2005, Vice President and Chief Accounting Officer of Radica Games Limited from January 1994 to September 1995 and a director from January 1994 until May 2005 when he did not stand for re-election to the Board. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. Mr. Howell has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Howell is based in Hong Kong.

Matthew Baile has served as a Director of the Company since July 2007 and was appointed Chief Executive Officer of Hong Kong Toy Centre Limited, the subsidiary responsible for sourcing and international sales for the Grand Group, effective from March 17, 2008. Mr. Baile has 20 years experience in consumer electronics product development, manufacturing and sales. As well as running his own product development consultancy firm, Centaurus Limited, he has worked with companies such as Philips, BMW and Rover Group as well as established consumer electronics brands such as Franklin and Lexibook. He has undertaken diverse management roles including product management, outsourcing consultancy, chief operating officer of Lexibook and Vice President of Product Development at Franklin Electronic Publishers Inc. He specializes in strategic planning, rapid product development and outsourcing. In his spare time he collaborates with the Hong Kong Government and the University of Science and Technology in research into micro fuel cells.

About Grand Toys International Limited:
Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.